[Correspondence to the SEC]

BLUEGATE CORPORATION
701 North Post Oak, Road, Suite 600
Houston, Texas 77024
voice:  (713) 686-1100
fax:  713-682-7402

January 19, 2010

H. Christopher Owings
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D. C. 20549-3561

Re: Bluegate Corporation
      Preliminary Information Statement on Schedule 14C filed November 10, 2009
      File No. 000-22711

Dear Mr. Owings:

We will need additional time until February 1, 2010 to respond to your comment letter dated December 8, 2009.

Attached below please find our acknowledgement letter.

Respectfully yours,

/s/ Charles E. Leibold
Charles E. Leibold
Chief Financial Officer